Exhibit 12
VECTOR GROUP LTD.
Ratio of Earnings to Fixed Charges
(Dollars in Thousands, Except Ratios)

	Year ended December 31,
	2010	2009	2008	2007	2006
Earnings as defined:
Pre-tax income	$85,570	$28,537	$94,572	$126,603	$68,480
Distributions from investees	12,212	6,715	13,741	9,878	7,311
Amortization of capitalized interest	1	1	1	1	1
Interest expense	72,572	104,415	37,998	51,871	37,664
(Income) in equity of affiliate	(23,963)	(15,213)	(24,399)	(16,243)	(9,086)
Rent expense (1)	1,223	1,301	1,275	1,309	1,502

Total earnings	$147,615	$125,756	$123,188	$173,419	$105,872

Fixed charges as defined:
Interest expense	$72,572	$104,415	$37,998	$51,871	$37,664
Capitalized interest	—	—	—	—	—
Rent expense (1)	1,223	1,301	1,275	1,309	1,502

Total fixed charges	$73,795	$105,716	$39,273	$53,180	$39,166

Ratio of earnings to fixed charges	2.00	1.19	3.14	3.26	2.70

(1)	Represents a portion of rental expense (deemed by us to be representative of the interest factor of rental payments)